Prospect Medical Holdings, Inc.

10780 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

October 14, 2009

Via Federal Express and Edgar

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Prospect Medical Holdings, Inc.
Registration Statement on Form S-4
Filed September 30, 2009
File No. 333-162241

Dear Mr. Riedler:

On behalf of Prospect Medical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit to the Securities and Exchange Commission (the “Commission”) pre-effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Commission on September 30, 2009.

The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated October 9, 2009 to the undersigned with respect to the Registration Statement.  Amendment No. 1 also includes other changes that are intended to update the information contained in the Registration Statement, none of which reflect any material change in the information set forth in the Registration Statement.

This letter sets forth the Company’s responses to your October 9 letter.  We have reproduced below the text of the Staff’s comments, followed by the Company’s responses.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Staff Comment - General

1.                                       We note that you are registering the 12 ¾% Senior Secured Notes, Series B, due 2014 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response

Concurrently with the filing of Amendment No. 1, the Company has filed a supplemental letter with the Commission containing the representations and other statements requested by the Staff.

Staff Comment - Executive Compensation, page 119

2.                                       We note that your executive compensation disclosure does not reflect the compensation paid in your recently concluded fiscal year.  As your registration statement will become effective after your last fiscal year ended on September 30, 2009, your disclosure must be revised to reflect the compensation payments made in your most recently concluded fiscal year.  Please amend your registration statement accordingly.

Company Response

The Company has revised the executive compensation section of the Registration Statement to reflect compensation payments to its named executive officers and directors for the fiscal year ended September 30, 2009, to the extent that such payments have been made or are otherwise known.  Where such information is not yet known, the Company has included appropriate footnoted disclosure.

*       *       *

As requested in your letter dated October 9, 2009, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement and in its other filings with the Commission;

2

•                  Staff comments or changes to disclosure in response to Staff comments on the Registration Statement or any other Company filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions regarding Amendment No. 1 to the undersigned at the address set forth on the first page of this letter or by facsimile at (310) 943-4501.

Sincerely,

/s/ Ellen J. Shin
Ellen J. Shin
General Counsel
Prospect Medical Holdings, Inc.

3

Prospect Medical Holdings, Inc.

10780 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

October 14, 2009

Via Federal Express and Edgar

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Prospect Medical Holdings, Inc.
Registration Statement on Form S-4
Filed September 30, 2009
File No. 333-162241

Dear Mr. Riedler:

On September 30, 2009, Prospect Medical Holdings, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4, which has been amended by Amendment No. 1 to the Registration Statement filed with the Commission on the date of this letter (such amended Registration Statement being referred to below as the “Registration Statement” and the prospectus contained in the Registration Statement, as such prospectus may be amended or supplemented from time to time, being referred to below as the “Exchange Offer Prospectus”).

The Registration Statement relates to an offer by the Company (the “Exchange Offer”) to issue up to $160,000,000 aggregate principal amount of its 12¾% Senior Secured Notes, Series B, due 2014 (the “Exchange Notes”), in exchange for $160,000,000 aggregate principal amount of the Company’s outstanding 12¾% Senior Secured Notes, Series A, due 2014 (the “Original Notes”).  The Company issued the Original Notes on July 29, 2009 in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by reason of the exemptions under Section 4(2) of the Securities Act and under applicable rules and regulations under the Securities Act.  The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Original Notes do not apply to the Exchange Notes.

By letter dated October 9, 2009, you provided the Company with comments on the Registration Statement, and you requested the Company to provide the Commission with this supplemental letter.

The Company hereby represents to the Commission as follows:

1.             The Company has registered the Exchange Offer in reliance on the position of the Commission’s Division of Corporation Finance set forth in the following three “no-action” letters:  Exxon Capital Holdings Corporation (May 13, 1988); Morgan Stanley & Co. Incorporated (June 5, 1991); and Shearman & Sterling (July 2, 1993) (collectively referred to below as the “No-Action Letters”).

2.             The Company has not entered into any arrangement or understanding with any person to distribute any Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will acquire Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of any Exchange Notes to be received in the Exchange Offer.

3.             The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or otherwise) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (i) cannot rely on the position of Commission’s Division of Corporation Finance set forth in the No-Action Letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement under the Securities Act containing the selling security holder information required by Item 507 of Commission Regulation S-K.

4.             The Company will include in the letter of transmittal or similar document to be executed by a security holder as a condition to participate in the Exchange Offer a statement to the effect that, by accepting the Exchange Offer, the security holder represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of any Exchange Notes.

5.             The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

6.             The Company will include in the letter of transmittal or similar document to be executed by a security holder as a condition to participate in the Exchange Offer a provision that, if the security holder is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, the broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in exchange for such Original Notes pursuant to the Exchange Offer.  The letter of transmittal or similar document may also include a statement to the effect that, by so representing and delivering a prospectus, a broker-dealer will not be deemed to have admitted that it is an “underwriter” within the meaning of the Securities Act.

2

7.             The Company is aware that, in order for a broker-dealer to participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, (i) the requirements described above in paragraphs Nos. 5 and 6 must be satisfied, (ii) in connection with any resales of Exchange Notes received in exchange for such Original Notes, the broker-dealer must deliver a prospectus meeting the requirements of the Securities Act (which may be the Exchange Offer Prospectus so long as it contains a plan of distribution with respect to such resale transactions, provided that such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer), and (iii) the broker-dealer must not have entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute such Exchange Notes.

8.             The Company will commence the Exchange Offer for the Original Notes when the Registration Statement is declared effective by the Commission.  The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement.

9.             The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Please address any comments or questions regarding this letter to the undersigned at the address set forth on the first page of this letter or by facsimile at (310) 943-4501.

Sincerely,

/s/ Ellen J. Shin

Ellen J. Shin
General Counsel
Prospect Medical Holdings, Inc.

3